Inca Global, Inc
2421 Fenton St.
Chula Vista, CA 91914

July 5, 30, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

RE:	Inca Global, Inc. (the “Company”)
Amendment No. 1 to Form 8-K
Filed June 10, 2011
File No. 000-54061

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 20, 2011 addressed to Mr. Daniel Correa, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 8-K Amendment No. 1 filed June 10, 2011.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the Form 8-K. Where applicable, the revised pages or sections Form 8-K have been referenced.

Form 8-K Amendment No. 1 June 10, 2011

Item 1.01. Entry Into a Material Definitive Agreement, page 3

1.
We note your response to our comment two in our letter dated April 14, 2011 stating Mr. Correa resigned from Eco Global Corp. in January 2011. However, this is inconsistent with your disclosure on page 21 stating that Mr. Correa is a principal of Eco Global Inc. Please advise. Clarify whether Mr. Correa has in fact resigned from Eco Global Corp. and if so, discuss the purpose behind Mr. Correa’s resignation. Additionally, confirm whether Eco Global Inc. is me same entity as Eco Global Corp. referenced as the Licensor to the Licensing Agreement on page three of the amended Form 8-K.

COMPANY RESPONSE

We have revised the disclosure on page 3 and 21 regarding Mr. Correa and the inconsistencies regarding his employment at Eco Global Corporation. We have also revised the 8K to refer to Eco Global Corporation as the “Licensor” throughout the document.

2.
Explain why Eco Global received $100,000 as consideration pursuant to the Licensing Agreement. We note your disclosure that Mr. Correa resigned from Eco Global I January 2011 and the $100,000 was owed to Mr. Correa for services rendered to Eco Global.

COMPANY RESPONSE

We have revised the disclosure on page 3 to state that “Pursuant to the Licensing Agreement, the Licensor granted the Company the following rights for $100,000 dollars which was paid by Mr. Correa on behalf of the Company in connection with money owed to Mr. Correa for services rendered to Licensor from 2009 through January 2011.”

3.
We note your disclosure on page four that Mr. Correa and Inca received 20,000,000 common shares of Eco Global pursuant to an Assignment Agreement in which Incablock International LLC transferred and assigned the INCABLOCK technology patent to Eco Global. Additionally, we note your disclosure that 7,000,000 of the common shares were used for debt collateral financing and the remaining of Mr. Correa’s common shares were "given" to Mr. Howard Behling and his associates. Describe the business purpose behind Mr. Correa’s share transaction with Mr. Behling and explain Mr. Behling’s relationship with Mr. Correa, Eco Global and Inca Global, Inc. Explain how Mr. Correa and Incablock International LLC currently have no interest in Eco Global as you disclose on page four.

COMPANY RESPONSE

We have revised the disclosure on page 4 to state that “Pursuant to just over two years of attempting to License the Licensor’s Patent, Mr. Correa and Inca used 7,000,000 of the 20,000,000 shares received for debt financing collateral that were ultimately surrendered to creditor under default and the remaining shares were transferred to Mr. Howard Behling and his associates for consulting services that included assisting the company with potential sales and marketing efforts that were unsuccessful to date. Mr. Behling has no relationship with Inca or the Company.  The Licensor has been a publicly reporting company pursuant to Section 13(a) of the Exchange Act since November of 2008 but has not filed any Exchange Act reports since 2009 due to the lack of financing.   Mr. Corrrea resigned as CEO of Licensor January 2011, when Mr. Corrrea due to conflicting visions with the Licensor’s board of directors regarding the Licensor’s fundamental business model, Mr. Corrrea, Mr. Lorenzo Correa and Inca do not hold any stock in Licensor’s company. The material different between the Company and Licensor is that the Company will design, manufacture, promote and sell the individual INCABLOCK™ verses Licensor’s business model of designing new types of blocks and selling licenses for intellectual property as it has done with the Company to collect a royalty.”

4.
We note your response to our comment 13 in our letter dated April 14, 2011 identifying Mr. Timothy Neher as a promoter. However, we note you did not include corresponding disclosure in the Form 8-K itself Please revise. Additionally, explain any role played by Mr. Timothy Neher in arranging or facilitating the Licensing Agreement between Eco Global Corp. and Inca Global, Inc.

COMPANY RESPONSE

We have revised the disclosure on page 4 and 21 to state “On May 4, 2010, the Registrant sold 5,000,000 shares of Common Stock to Accelerated Venture Partners, LLC controlled by Timothy Neher for an aggregate investment of $2,000.00.  The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act. On March 7, 2011 the Company entered into a Consulting Services Agreement with Accelerated Venture Partners, LLC described in the “OUR BUSINESS” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE” section. Mr. Neher had no prior relationship Eco Global Corporation or any involvement in facilitating the License Agreement between the Company and Eco Global Corporation.”

5.
Define your use of the word “Territory" when describing where the INCABLOCK intellectual property can be used. We note disclosure on page three stating the exclusive license can be used only in "certain territories."

COMPANY RESPONSE

We have revised the disclosure throughout the 8-K defining “Territory” as worldwide rights.

6.
We note your disclosure that Eco Global "ceased to be a fully reporting company to the SEC." Please revise your disclosure to explain that Eco Global is still a publicly reporting company pursuant to Section 13(a) of the Exchange Act but has not filed any Exchange Act reports since 2009.

COMPANY RESPONSE

We have revised the disclosure on page 4 to state that “The Licensor has been a publicly reporting company pursuant to Section 13(a) of the Exchange Act since November of 2008 but has not filed any Exchange Act reports since 2009 due to the lack of financing.”

Item 5.06 Change in Shell Company Status, page 3

7.	We note your response to our comment five in our letter dated April 14, 2011; however, we note you did not revise your disclosure accordingly. Therefore, we reissue our comment five from our letter dated April 14, 2011.

COMPANY RESPONSE

We have add disclosure on page 4 stating the date March 11, 2011 when the License Agreement was entered into changing shell statues, please note that on March 7, 2011, Daniel Correa, PhD. agreed to acquire 22,350,000 shares of the Company’s common stock par value $0.0001 for a price of $0.0001 per share.  At the same time, Accelerated Venture Partners, LLC agreed to tender 3,500,000 of their 5,000,000 shares of the Company’s common stock par value $0.0001 for cancellation. In addition, under a separate Consulting Services Agreement AVP received an option pursuant to a Consulting Services Agreement to purchase 1,500,000 shares of the Company’s common stock for a price of $0.0001 per share, which AVP immediately exercised. The 1,500,000 shares purchased under option by AVP are subject to repurchase by the Company therefore new shares were issued and a portion of the AVP shares issued May 4, 2010 were tendered.  Following these transactions, Daniel Correa, PhD, owned 88.2% of the Company’s 25,350,000, issued and outstanding shares of common stock par value $0.0001 and the interest of Accelerated Venture Partners, LLC was reduced to approximately 11.8% of the total issued and outstanding shares.  Simultaneously with the share purchase, Daniel Correa, PhD was appointed to the Company’s Board of Directors.  Such action represents a change of control of the Company.
In summary, Change of Control happened on March 7, 2011 and shell status changed when the Company entered into the License Agreement on March 11, 2011 to enter the building material industry.

Risk Factors, page 9

We have a need to raise additional capital, page 10

8.
We note your response to our comment 10 in our letter dated April 14, 2011; however, we note you did not revise your disclosure accordingly. Please provide specific disclosure here and in your Management’s Discussion and Analysis section of how you plan to raise and use these funds over the next two years, including the amount of these proceeds you intend to allocate to (i) the development of your specific product, (ii) research and development of other products and (iii) working capital, capital expenditures and general corporate purposes. Please include a discussion of the impact on your business plan if you are unable to raise all of these funds. In addition, please disclose the minimum amount you think you would need to raise to execute your business plan over the next twelve months.

COMPANY RESPONSE

We have revised the disclosures on page 9 and added specific disclosure here and in our Management’s Discussion and Analysis sections of how we plan to raise and use these funds over the next two years, including the amount of these proceeds we intend to allocate to (i) the development of our specific product, (ii) research and development of other products and (iii) working capital, capital expenditures and general corporate purposes. We also included a discussion of the impact on our business plan if you are unable to raise all of these funds and the minimum needed to be raised in the next twelve months.

We incur costs associated with SEC reporting compliance, page 13

9.	Please explain your statement that you became "an SEC ‘reporting company’ in order to comply with applicable laws and regulations."

COMPANY RESPONSE

We have revised the risk factor on page 13 accordingly.

There is currently no market for our securities. . ., page 13

10.	Please revise this risk factor to clarify that you have not been approved for trading on the OTCBB. Please clarify whether you have contacted a market maker about applying on your behalf to have your shares quoted on the OTCBB.

COMPANY RESPONSE

We have revised the risk factor on page 13 to state “The Company’s stock has not been approved for trading on the OTCBB or any other exchange and the Company has not contacted any market makers about applying on behalf of the Company. Therefore, there has not been any established trading market for our common stock and there is currently no market for our securities. Even if we are ultimately approved for trading on the OTC Bulletin Board (“OTCBB”), there can be no assurance as the prices at which our common stock will trade if a trading market develops, of which there can be no assurance.  Until our common stock is fully distributed and an orderly market develops, (if ever) in our common stock the price at which it may ultimately trade is likely to fluctuate significantly and may not reflect the actual value of the stock”

Certain Relationships and Related Transactions, and Director Independence, page 21

Consulting Services Agreement, page 21

11.	We note your response to our comment 13 in our letter dated April 14, 2011 discussing Mr. Neher’s relationship with numerous publicly reporting companies. Please disclose whether Mr. Neher, through Accelerated Venture Partners, LLC, has any similar consulting agreements with these publicly reporting companies. In addition, please discuss the terms of the current consulting agreement Inca Global has with Accelerated Venture Partners in this section.

COMPANY RESPONSE

We have revised the disclosure regarding Mr. Neher and Accelerated Venture Partners LLC. on page 21 and added reference to the terms of the consulting agreement between Inca Global and Accelerated Venture Partners.

On behalf of the Company, we thank the staff for your comments and acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/S/ Daniel Correa PhD.
Daniel Correa PhD.